# The Albemarle Hotel

Regulation Crowdfunding



Goal: $350,000 - $1,070,000

**Convertible Debenture**

Min. Investment: $1,000

Indicate Interest

(https://vicinitycapital.com/ii-

ahd/)

## Coming Soon!

**Start date:** March 22, 2021

**End date:** April 30, 2021

View Map

Welcome! We are collecting indications of interest for our planned capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal     Shop Talk     Local Buzz     Q & A

# Why fund our local story

# Project Highlights

- Experienced leadership with success in multiple complex real estate development projects
- Demand verified through independent market research
- Over **$2M** in value added via Historic Tax Credits
- **5%** target annual return
- **3X** target lifetime multiple ($1,500 investment should yield $5,250 if the project goes as planned)
- **5-10 year** targeted hold
- **29** for-rent apartments & 1 ground floor commercial space
- **$8.3M** total Capital Stack

# The Vision

Meeting a modern market demand while preserving an iconic community cornerstone

The Residences at the Albemarle Hotel is a real estate redevelopment project in the heart of Stanly county. We're capitalizing on a prime market opportunity while reclaiming and protecting the history of Albemarle for future generations to enjoy.



*"May we appeal to the men and women in Albemarle who are financially able to subscribe to the capital stock of the new hotel…?"*

This question was penned almost exactly 100 years ago in 1921 by The Stanly News Herald as Dr. W.C. Fitzgerald set out to raise capital from the citizens of Albemarle to begin work on the original Hotel.

Today the site holds a remarkably similar proposition: an opportunity for anyone in the community to own a piece of the hotel and buy into the future of Albemarle.

The project is being led by Jordan Jones, a North Carolina native who grew up hearing stories of the hotel's glory day from his mom - born in Badin, NC. Now a Durham resident and veteran real estate developer, Jordan has a passion for local communities and is eager for his firm, Anchor & Pillar, to play a part in Albemarle's economic growth.

## Site and History

"It will mean a new start toward building up Albemarle."

The Stanly News Harold's words became a self-fulfilling prophesy as members of the community rallied quickly around the new development. Thanks to numerous local shareholders, construction was completed in 1923 and the hotel became the city's business, civic, and destination travel stop for many years.



The first floor contained a ballroom, dining room and a grand lobby filled with fine furniture. The space was used by civic organizations such as the Civitan, Rotary, Lions, Optimist club, and the Chamber of Commerce just to name a few. It also boasted retail space housing a clothing store and barber shop. The Stanly County Public Library moved into the retail space in 1927 and the first local radio station, WABZ, began its broadcast from the hotel basement in 1947.

1947.

This project is bringing the Historic Albemarle Hotel back to life. The Hotel building is positioned in the center of downtown, surrounded by local shops and only a block from the new Pfeiffer University Center for Health Sciences.


Albemarle
Albemarle Hotel
Pfeiffer University
0.278 mi
<.3mi


Albemarle
What's Nearby
Off the Square
Five Points Public House
Glory Beans Coffeehouse
YMCA
2nd Street Sundries
Albemarle Sweet Shop
Hilltop Seafood
Corner Supermarket
Make it Personal Embroidery and Custom Apparel
Starnes Jewelers
Vac & Dash
Stanly Arts Guild
193 N 2nd St
Right in the heart of Albemarle.
Close to multiple community centers.
Albemarle Hotel
Melchor Branch

The Hotel has been a landmark icon since its opening in 1923. From its warm and stately hotel rooms to its fine dining lobby restaurant, the hotel was a picture of class and southern

hospitality.
Surrounded by historic civic and church buildings, the location has served as a community mainstay, bringing people together in downtown Albemarle. Approaching its 100th anniversary, the building is perfectly poised for redevelopment and a return to its former glory.

# The Opportunity

Demand for downtown residential space is significantly increasing while the existing supply is insufficient. A thorough market analysis has shown that housing demand has already outpaced the availability of properties in the downtown area. With Pfeiffer University as an addition to the downtown, there will be 200+ graduate professionals added to the immediate neighborhood.

# The Plan

Our designs will convert the old hotel layout into 29 for-rent apartments and a 4,000SF commercial space. We want to balance the historic value of this landmark with a state-of-the-art redevelopment plan. The new designs will pay respect to the building's history by preserving the exterior structure and refinishing the original windows.

A PLACE FOR





FAMILY

AND

FRIENDS



We're completely stripping out the interior non-structural elements for a fully updated and completely redesigned floor plan. This plan mirrors our successful redevelopment of The Gathering at the Prince Charles in Fayetteville, NC.









WE STRIPPED THIS...
DOWN TO THIS...
SO WE COULD BUILD THIS.

The Albemarle hotel demolition will remove the dilapidated and abandoned interior, providing a clean slate for the building's restoration.















After years of neglect, the hotel will be redeveloped into a clean, safe, and modern environment for residents.

# Market Analysis


Independent research completed by
Kimley»Horn
Demand comes from...
1 New households moving to Albemarle
2 Renters currently living in Albemarle who decide to move to higher quality residential units
3 Existing homeowner households who elect to downsize and rent
Potential demand for residential units is 605 households (lender's appraisal)
The median household income is expected to increase through 2025 at 1.0% per year
Residences would be leased within 5 months (lender's appraisal)
$1600
$800
Lender's appraisal and market study both support proposed rents for apartments of $800 to $1,600 per month
35%
Comparable boutique renovation projects generate a 35% rent premium (market study)

### Demographics

- Area boasts a growing population across multiple age groups
- High concentration of young singles, couples & empty nesters

### Trends

- Increased wages
- Increase in target population
- Rising income

**Key Findings**

- Capacity doesn't satisfy current demand
- Easily competitive to surrounding comps
- The current market alone indicates an ability to fully support the project. The addition of the Pfeiffer Health center serves to increase the demand and further enhance the opportunity.

# The Timeline



**2017**

Completed market study confirming demand

Completed schematic drawings

**2018**

Obtained historic tax credit approvals

**JULY 2020**

Obtained lender commitment letter

**DEC 2020**

Submit For Permit

**JAN 2021**

Received construction pricing



# Investment Summary

## Deal Terms

---

- This offering is for **Convertible Debenture**

- Interest rate: **5% annual, paid quarterly**

- Conversion Milestone: notes convert to equity when
  (1) historic tax credit investors exit
  (2) future liquidity or financing event occurs

- Minimum investment: **$1,000**

- Goal: **$350,000 - $1,070,000**

## Use of Funds

---

- **If we raise $350K, we'll use the funds for demolition and abatement of mold/asbestos/lead paint.**

- **If we raise over $350K, we'll allocate the remaining portion to general construction and carpentry.**

# Investment Examples

| Investment | (1,000) | (50,000) |
|---|---|---|
| Year 1 | 50 | 2,500 |
| Year 2 | 50 | 2,500 |
| Year 3 | 50 | 2,500 |
| Year 4 | 50 | 2,500 |
| Year 5 | 50 | 2,500 |
| Year 6 * | 140 | 7,000 |
| Year 7 | 154 | 7,700 |
| Year 8 | 166 | 8,300 |
| Year 9 | 179 | 8,950 |
| Year 10 ** | 2,488 | 124,400 |
| Total Cash Return | 3,377 | 168,850 |
| IRR | 15% | 15% |
| Equity Multiple | 3.38X | 3.38X |

*Example assumes conversion of debenture to equity after Year 5

**Example assumes sale at Year 10

# Our People



**Jordan Jones,**

## Principal/Founder

Jordan Jones has focused his career on reactivating communities, particularly downtowns, through transforma..

Read More



## Uwharrie Bank, Community Partner

Uwharrie Bank is a community banking organization that was organized in the early 1980s as the consolidation of the financial services indus..

Read More



**Stokes Construction,
General Contractor**

Stokes Construction Company, Incorporated has been serving the central part of North Carolina since 1950. We built over three hundred homes ..

Read More

---

# Common Questions

Are there comparable projects to what you are proposing for the Albemarle Hotel?

Yes, across North Carolina there are successful downtown historic tax credit renovations of similar buildings into commercial and residential uses. Close by in Concord, Rehab Development completed two renovations called Lofts29 (https://www.lofts29.com/) and The View at Hotel Concord (https://www.theviewhc.com/). These projects delivered more than 60 residential units that have price points above what are proposing for this project. A more comparable project is located in downtown Elizabeth City, NC. Elizabeth City's population and median household income are very similar to Albemarle's. In 2020, the Weatherly Lofts (http://weatherlylofts.com/) opened up with 44 apartments. All of these units were leased in about 6 months at rental rates above those we are planning for The Residences at the Albemarle Hotel.

Does demand exist for the proposed residential units?

Where will your tenants park?

What is Anchor & Pillar?

# Financial Highlights

## Cash Flow Sample

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 | Year 9 | Year 10 |
|---|---|---|---|---|---|---|---|---|---|---|
| Residential Effective Income | $357,864 | $454,845 | $466,216 | $477,872 | $489,819 | $502,064 | $514,616 | $527,481 | $540,668 | $554,185 |
| Commercial Effective Income | $60,660 | $78,757 | $80,726 | $82,744 | $84,813 | $86,933 | $89,106 | $91,334 | $93,617 | $95,958 |
| **Total Effective Income** | **$418,524** | **$533,602** | **$546,942** | **$560,616** | **$574,631** | **$588,997** | **$603,722** | **$618,815** | **$634,285** | **$650,142** |
| **Costs** | | | | | | | | | | |
| Operating Expenses | -$148,775 | -$183,871 | -$186,954 | -$190,101 | -$193,315 | -$196,595 | -$199,945 | -$203,364 | -$206,855 | -$210,419 |
| Debt Service | -$179,178 | -$225,313 | -$225,313 | -$225,313 | -$225,313 | -$225,313 | -$225,313 | -$225,313 | -$225,313 | -$225,313 |
| USDA Guarantee Fee | -$25,123 | -$24,872 | -$24,623 | -$24,377 | -$24,133 | -$23,892 | -$23,653 | -$23,416 | -$23,182 | -$22,950 |
| HTC Preferred Return | -$22,349 | -$22,349 | -$22,349 | -$22,349 | -$22,349 | | | | | |
| HTC Put | | | | | -$55,872 | | | | | |
| **Total** | **-$375,425** | **-$456,404** | **-$459,239** | **-$462,140** | **-$520,981** | **-$445,800** | **-$448,910** | **-$452,093** | **-$455,350** | **-$458,682** |
| **Cash Flow before Payment of Investor Interest (5%)** | **$43,099** | **$77,198** | **$87,704** | **$98,476** | **$53,650** | **$143,197** | **$154,811** | **$166,722** | **$178,935** | **$191,460** |
| Investor Interest Payment | -$52,896 | -$52,896 | -$52,896 | -$52,896 | -$52,896 | | | | | |
| **Cash Flow before Deferred Developer Fee** | **-$9,797** | **$24,302** | **$34,808** | **$45,580** | **$754** | **$143,197** | **$154,811** | **$166,722** | **$178,935** | **$191,460** |
| Deferred Developer Fee* | -$182 | -$21,872 | -$31,327 | -$41,022 | -$678 | | | | | |
| **Residual Distributable Cash Flow** | **-$9,980** | **$2,430** | **$3,481** | **$4,558** | **$75** | **$143,197** | **$154,811** | **$166,722** | **$178,935** | **$191,460** |

*Deferred Developer Fee is paid as distributable cash flow is available during the Historic Tax Credit period (anticipated 5 years)

## Sources of Capital


SOURCES
$8.36M
Permanent Loan
$5.04M
Investor Equity
$925K
State HTC Equity $1M
Sponsor Equity $75K
Federal HTC
Equity $1.1M
Deferred Developer's Fee $154K

# Docs

### Kimley-Horn Market Study
Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QWxiZW1hcmxl/kxtl150321052252.pdf)

### Hotel Presentation
Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QWxiZW1hcmxl/kxtl1503210522521.pdf)

### Hotel Appraisal
Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QWxiZW1hcmxl/kxtl1503210522522.pdf)

# Risks

Investing carries general risks, such as losing all the money you invest. Some key risks are listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

**Construction**. The Company will invest in the redevelopment of the Albemarle Hotel ("Project"). All construction projects, particularly historic renovations, carry a high degree of risk. There are many unknown and concealed conditions that will likely emerge during the construction process. While the Project will hire a highly qualified general contractor to execute the Project, it is likely there could be increases to the development budget that materially impact the estimated financial returns.

**COVID-19**. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown. While construction projects are continuing to proceed during COVID-19 as they are identified as "essential" by North Carolina Governor Roy Cooper, the potential impact could be on the Project's prospective residential tenants in terms of their willingness to sign new leases and ability to pay requested rents. The demand for urban, multifamily housing may be significantly diminished as a result of the COVID-19 pandemic.

**Pfeiffer University's Expansion Plan.** The Project intends to renovate, own, and operate one commercial space and 29 for-rent apartments in the Albemarle Hotel. While the Project's plans are not solely based on Pfeiffer University's expansion to downtown Albemarle, the Project will target Pfeiffer University students for the residential units. In the event Pfeiffer University is not successful with their planned enrollment numbers, the viability of the Project and the value of the Company's investment could be adversely impacted.

**Key Personnel.** The Project is highly dependent on Jordan Jones to oversee the construction and ongoing operations. The loss of Mr. Jones would adversely affect the Project and the Project might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the project will proceed as planned in the event of the loss of Mr. Jones.

**Competition.** As far as the Project is aware, no other larger redevelopment projects with at least 25 for-rent apartments is currently being considered in downtown Albemarle. While the project's location and proximity to Pfeiffer University's downtown Albemarle campus will differentiate itself from its competitors, there is significant competition among other residential options in Albemarle and Stanly County.

**Need for Additional Funding/Dilution.** The project does need additional capital in excess of the $1,070,000 being raised through this Regulation Crowdfunding offering. Additional equity financing of approximately $500,000 will be pursued. This may be pursued through Regulation Crowdfunding, following a material amendment that could be filed after the initial launch, allowing for Regulation Crowdfunding to be used to raise in excess of $1,070,000. Additionally, bank financing and historic tax credit investment will be necessary to complete the full funding needs of this project.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

# Disclosures

This is not currently a live securities offering.

1. No money or other consideration is being solicited, and if sent in response, will not be accepted.

2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

3. A person's indication of interest involves no obligation or commitment of any kind.

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